Exhibit 99.11

Peak Gold, LLC

Financial Statements and Report of Independent Auditors

As of December 31, 2021, and 2020 and for the year ended December 31, 2021, for the six months ended December 31, 2020, and the year ended June 30, 2020.

INDEX

PAGE

Report of Independent Auditors	3

Financial Statements

Balance Sheets	5
Statements of Operations	6
Statements of Members’ Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9-17

Report of Independent Auditors-

The Management Committee and Members

Peak Gold, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Peak Gold, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members’ equity, and cash flows for the year ended December 31, 2021, the six month period ended December 31, 2020, and the year ended June 30, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Peak Gold, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021, the six month period ended December 31, 2020, and the year ended June 30, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Peak Gold, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Peak Gold, LLC’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Houston, Texas

/s/ Moss Adams LLP

Houston, Texas

July 1, 2022

PEAK GOLD, LLC

Balance Sheets

	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$1,960,015	$2,089,554
Prepaid Expenses and Other Assets	69,695	-
	2,029,710	2,089,554

Non-Current Assets
Mineral Interests	1,870,197	1,819,404
Property, Plant and Equipment, net	503,010	213,344
Other Assets	73,338	-
Total Assets	$4,476,255	$4,122,302

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$745,876	$753,563
Accounts Payable-Manager and Affiliates	687,201	570,653
	1,433,077	1,324,216

Non Current Liabilities
Reclamation and Remediation Obligations	439,478	385,518
Total Liabilities	$1,872,555	$1,709,734

Members' Equity
Members' Equity	2,603,700	2,412,568
Total Members' Equity	2,603,700	2,412,568

Commitments and Contingencies (Note 9)
Total Liabilities and Members' Equity	$4,476,255	$4,122,302

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Operations

	For The Year Ended	For the Six Months Ended	For The Year Ended
	December 31, 2021	December 31, 2020	June 30, 2020
Operating Expenses
Field Program- Drilling, Testing and Support	$4,281,931	$1,542,183	$1,916,540
Environmental and Permitting	3,159,758	607,337	487,192
Manager and Affiliate Employee Labor	2,385,448	491,109	828,224
Exploration Expense	2,063,550	-	-
General and Overhead	460,914	323,682	1,362,023
Community Relations	489,411	207,711	365,745
Engineering Studies	1,791,021	185,687	218,220
Administrative Charge	716,424	162,936	258,897
Depreciation, Depletion and Amortization Expense	51,244	12,928	11,915
Total Operating Expenses	15,399,701	3,533,573	5,448,756

Accretion Expense	3,167	-	-
Total Expenses	15,402,868	3,533,573	5,448,756

Net Loss	$(15,402,868)	$(3,533,573)	$(5,448,756)

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Members’ Equity

	Equity Contributions	Accumulated Losses	Total Members' Equity

Balance at June 30, 2019	$42,647,776	$(41,610,720)	$1,037,056

Equity contributions:	6,200,000		6,200,000
Net loss		(5,448,756)	(5,448,756)

Balance at June 30, 2020	$48,847,776	$(47,059,476)	$1,788,300

Equity contributions:	4,157,841		4,157,841
Net loss		(3,533,573)	(3,533,573)

Balance at December 31, 2020	$53,005,617	$(50,593,049)	$2,412,568

Equity contributions:	15,594,000		15,594,000
Net loss		(15,402,868)	(15,402,868)

Balance at December 31, 2021	$68,599,617	$(65,995,917)	$2,603,700

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Cash Flows

	For The Year Ended	For The Six Months Ended	For The Year Ended
	December 31, 2021	December 31, 2020	June 30, 2020
Cash flows from operating activities:
Net loss	$(15,402,868)	$(3,533,573)	$(5,448,756)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization expense	51,244	12,928	11,915
Accretion expense	3,167	-	-

Changes in assets and liabilities:
Prepaid expenses and other assets	(69,695)	3,135	(3,135)
Accounts payable and accrued liabilities	(7,687)	562,922	(641,615)
Accounts payable-Manager and Affiliates	116,548	441,203	34,282
Net cash used in operating activities	(15,309,291)	(2,513,385)	(6,047,309)

Cash flows from investing activities:
Additions to other assets	(73,338)	-	-
Additions to property, plant and equipment	(340,910)	(47,533)	(133,116)
Net cash used in investing activities	(414,248)	(47,533)	(133,116)

Cash flows from financing activities:
Members' equity contributions	15,594,000	4,157,841	6,200,000
Net cash provided by financing activities	15,594,000	4,157,841	6,200,000

Net increase (decrease) in cash and cash equivalents	(129,539)	1,596,923	19,575
Cash and cash equivalents at beginning of period	2,089,554	492,631	473,056
Cash and cash equivalents at end of period	$1,960,015	$2,089,554	$492,631

Supplemental Disclosure of Cash Flow Information
Non cash investing and financiang activities
Asset retirement obligation	$50,793	$385,518	$-

See accompanying notes to financial statements.

PEAK GOLD, LLC

Notes to Financial Statements

1.         Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold, through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”). Royal Alaska and Contango entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Manh Choh Project (formerly known as the “Peak Gold Project,” and renamed in early 2021) located near Tok, Alaska (the “Manh Choh Project”). Contango contributed all of its assets related to the Manh Choh Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5.0 million in cash to Peak Gold. Contango initially held a 100% membership interest in Peak Gold. Royal Alaska had the right to obtain up to 40% of the membership interest in Peak Gold by making contributions of up to $30.0 million (including Royal Alaska’s initial $5.0 million contribution) in cash to Peak Gold by October 31, 2018. As of September 30, 2020, Royal Alaska had contributed $37,139,090 and had a 40.0% membership interest in Peak Gold.

On September 29, 2020, Peak Gold, Royal Alaska, and Contango entered into a Separation and Distribution Agreement creating the formation of Contango Minerals Alaska, LLC (“Contango Minerals”) and contributing approximately 167,000 acres of State of Alaska mining claims, and a 1.0% net smelter returns royalty interest on certain contributed State of Alaska mining claims. Peak Gold then made simultaneous distributions to Royal Alaska and Contango by granting to Royal Gold a new 28.0% net smelter return on all silver produced from a defined area within the Tetlin lease area and also transferring the additional 1.0% net smelter returns royalty on the contributed Alaska state mining claims to Royal Gold and assigning 100% of the membership interest in Contango Minerals to Contango. The distribution of the State of Alaska mining claims to Contango Minerals met the definition of a non-reciprocal nonmonetary transfer and would have generally been recorded at fair value to the extent fair value was determinable. However, to date, Peak Gold's gold exploration has concentrated on the Tetlin lease area (which was retained by Peak Gold), with only a limited amount of work performed on the State of Alaska mining claims. Peak Gold concluded that the fair value of the state claims was not determinable within reasonable limits, and therefore recorded the distribution at historical book value. Peak Gold’s historical book value associated with the State of Alaska mining claims was zero as of the date of the distribution to Contango Minerals because the costs associated with exploration performed on those claims were expensed when incurred. Therefore, these distributions had no impact on the Company’s financial statements.

In connection with the Separation and Distribution Agreement, Peak Gold and Contango Minerals entered into an Option Agreement. Under the terms of the Option Agreement Contango Minerals granted Peak Gold an option, subject to certain conditions, to purchase approximately 13,000 acres of State of Alaska mining claims which were contributed to Contango Minerals together with all extralateral rights, water and water rights, easements and rights-of-way or other appurtenances and tenures attached to or associated with such claims that are held by Contango Minerals. Peak Gold exercised its option to purchase the State of Alaska mining claims on June 15, 2021, for the exercise price of $50,000.

On September 30, 2020, KG Mining (Alaska) Inc., (formerly known as Skip Sub, Inc.) (“KG Mining”) acquired a 70% interest in Peak Gold in two separate transactions. KG Mining purchased 40% of Peak Gold by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million and $12.1 million in return for the sale of Royal Gold’s entire holding of 809,744 shares of Contango’s common stock. KG Mining then purchased an additional 30% of Peak Gold from Contango for total consideration of $32.4 million in cash and 809,744 shares of Contango’s common stock. On October 1, 2020, KG Mining and CORE Alaska entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold, LLC (“LLC Agreement”) giving KG Mining broad authority to construct and operate the Manh Choh Project, with Contango retaining a 30% non-operating minority interest. Concurrently the Company’s fiscal year was changed to December 31.

PEAK GOLD, LLC

Notes to Financial Statements

Upon the change of control described above, KG Mining determined push down accounting would not apply to Peak Gold.

2.          Liquidity

The Company incurs losses due to exploration and advancement of the Manh Choh Project and is reliant upon KG Mining and Contango to fund the future operations.

Cash requirements to fund the calendar year 2022 exploration budget, and exploration and advancement activities that occur one year from these financial statements, will be funded solely through equity contributions from KG Mining and Contango. These equity contributions are not contractual, however if a member does not make its equity contribution the other member may elect to make the contribution as a loan or an equity contribution as described in Note 4 Members Equity. If KG Mining and Contango were not able to fund future equity contributions, the exploration and advancement activities on the Manh Choh Project would be significantly reduced or stopped.

The Manager may elect at any time to create an Environmental Compliance Fund which shall be kept in an interest bearing account separate from the operating account. This fund will be used to fund Environmental Compliance activities of the company including reclamation and ongoing compliance costs.

3.         Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents were held in cash deposit accounts as of December 31, 2021, and 2020.

Mineral Interests

Mineral interests include the Tetlin lease, which makes up the Manh Choh Project. At such time as the associated exploration stage mineral interests is converted to proven and probable reserves, the cost basis will be amortized over the remaining life of the mineral interests, on a units-of-production (“UOP”) method using proven and probable reserves, once declared.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost and carried net of accumulated depreciation, depletion, and amortization. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and for qualifying assets, capitalized interest costs.

PEAK GOLD, LLC

Notes to Financial Statements

The Company categorizes property, plant, and equipment based on the type of asset.

Mobile and other equipment are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 3 to 5 years.

Buildings are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for buildings are 15 years.

Land is not depreciated.

Asset Impairment

We evaluate our mineral interests and property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral interests in the event of significant decreases in commodity prices, and whenever new information regarding the mineral interests is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral interests and property, plant, and equipment. Impairments in the carrying value of the mineral interests and property, plant and equipment are measured and recorded to the extent that the carrying value in the mineral interests exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no indicators of potential impairment for the fiscal periods ended December 31, 2021, and 2020.

Reclamation and Remediation Obligations

The Company records a liability and corresponding cost capitalized as part of the related asset’s carrying value for the fair value of the obligation based on discounted cash flows of the estimated costs of legal obligations for future site reclamation and closure activities. The obligation is reassessed periodically or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, or cost estimates. Changes to the reclamation and remediation obligation are recorded with an offsetting change to the related asset. The periodic unwinding of the discounted obligation is recognized in the statements of operations as accretion expense.

Costs and Expenses

Costs and expenses are those costs specific to the exploration and advancement of the Manh Choh Project. These costs are expensed when incurred.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

PEAK GOLD, LLC

Notes to Financial Statements

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

4.         Members’ Equity

On October 1, 2020, KG Mining and Contango entered into the LLC Agreement as described further in Note 1 after KG Mining’s acquisition of 70% of Peak Gold. In accordance with the LLC Agreement, KG Mining and Contango are expected to make contributions to Peak Gold based on their respective membership interests. If a member has not contributed all or any portion of any additional capital contribution that such member is or was required to contribute the other member may elect to pay the entire default amount to the company on behalf of the delinquent member. The non-defaulting member has the option to treat the default amount as a loan to the delinquent member or as a capital contribution to the Company. If it is treated as a capital contribution, the defaulting member’s interest in the Company will be diluted. No member shall be entitled to the return of any part of its capital contributions or to be paid interest on either its capital account or its capital contributions. No capital contribution that has not been returned shall constitute a liability of the Company, the Manager, or any Member.

The Company is governed by a management committee consisting of three representatives, of which two representatives were appointed by KG Mining and one representative was appointed by Contango. Each member, acting through its representatives, will vote on the management committee in accordance with its interest.

For the year ended December 31, 2021, KG Mining contributed $10,916,000 and Contango contributed $4,678,000. For the three months ended December 31, 2020, KG Mining contributed $2,621,389 and Contango contributed $1,123,452. For the three months ended September 30, 2020, Contango contributed $247,800 and Royal Alaska contributed $165,200.

PEAK GOLD, LLC

Notes to Financial Statements

5.         Property, Plant and Equipment and Mineral Interests

	Plant, Property and Equipment	Mineral Interests
Cost
Balance at July 1, 2019	$60,566	$1,433,886
Additions	133,116	-
Balance at June 30,2020	193,682	1,433,886
Accumulated depreciation, depletion and amortization
Balance at July 1, 2019	3,028	-
Depreciation, depletion and amortization	11,915	-
Balance at June 30,2020	14,943	-
Net Book Value	$178,739	$1,433,886

	Plant, Property and Equipment	Mineral Interests
Cost
Balance at July 1, 2020	$193,682	$1,433,886
Additions	47,533	385,518
Balance at December 31,2020	241,215	1,819,404
Accumulated depreciation, depletion and amortization
Balance at July 1, 2020	14,943	-
Depreciation, depletion and amortization	12,928	-
Balance at December 31,2020	27,871	-
Net Book Value	$213,344	$1,819,404

	Plant, Property and Equipment	Mineral Interests
Cost
Balance at January 1, 2021	$241,215	$1,819,404
Transfers	-	-
Additions	340,910	50,793
Balance at December 31,2021	582,125	1,870,197
Accumulated depreciation, depletion and amortization
Balance at January 1, 2021	27,871	-
Depreciation, depletion and amortization	51,244	-
Balance at December 31,2021	79,115	-
Net Book Value	$503,010	$1,870,197

PEAK GOLD, LLC

Notes to Financial Statements

6.         Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of $745,876 and $753,563 as of December 31, 2021, and 2020 consisted primarily of fees due to consultants as a result of permitting, feasibility and scoping studies, and exploration activities on the Manh Choh Project.

7.         Related Party Transactions

Prior to October 1, 2020, the Company was responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee which was calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Manh Choh Project. Upon and after the time the Management Committee made a construction decision for the Manh Choh Project, the reimbursable expenses were to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred reimbursable costs due to Royal Alaska of $27,775and $258,897 for the six months ended December 31, 2020, and fiscal year ended June 30, 2020, respectively. The reimbursable costs were determined using the 5% rate as described above, as the Management Committee had not made a construction decision. The reimbursable costs to Royal Alaska are included within Administrative Charge on the statements of operations.

On October 1, 2020, KG Mining and Contango entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold LLC. Under the agreement, KG Mining receives an Administrative Charge on all the costs charged to the business accounts of Peak Gold with certain exclusions. The administrative charge is 5% of allowable costs for the exploration phase, 3% for the development phase and 2% for the mining phase. Currently the project is in the exploration phase and the administrative charge is 5%. For the twelve months ended December 31, 2021, the administrative charge was $733,042. For the three months ended December 31, 2020, the administrative charge was $135,161. In 2020, the administrative charge was included in Administrative Charge on the statements of operations. In 2021, $716,424 of the administrative charge was included in Administrative Charge on the statement of operations, $14,618 in Plant, Property and Equipment, and $2,000 in Long Term Prepaid Expenses and Other Assets.

Kinross Gold Corporation and its affiliates (collectively “Kinross”) provide project management and technical support to Peak Gold and the costs of this labor are charged to Peak Gold based on actual labor, benefits and bonuses paid to those Kinross employees. Kinross and its affiliates charged Peak Gold $398,040 and $2,385,448 for these services for the six months ended December 31, 2020, and the year ended December 31, 2021, respectively. These costs are included in Manager and Affiliate Employee Labor on the statements of operations.

PEAK GOLD, LLC

Notes to Financial Statements

8. Reclamation and Remediation Obligation

Reclamation and Remediation Obligation
Balance January 1, 2021	$385,518
Additions	50,793
Accretion	3,167
Balance December 31, 2021	$439,478
Current Portion	-
Non-current Portion	439,478

The Company conducts its activities to comply with all applicable laws and regulations governing protection of the environment. The Company estimates future reclamation costs based on the level of current activity and estimates costs required to fulfill the Company’s future obligations. The reclamation and remediation obligation of $439,478 and $385,518 as of December 31, 2021, and 2020 respectively consists primarily of estimated costs for future reclamation activities associated with current exploration and Manh Choh Project activities. There were no revisions of estimates during the year ended December 31, 2021.

9.         Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, October 1, and January 1, to the Native Village of Tetlin (“Tetlin”) under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement was extended for two years effective January 1, 2022, and now expires on January 1, 2024, and may be renewed for one or two-year increments on mutual agreement of the parties. The charges are included within Community Relations on the statements of operations.

On December 30, 2020, Peak Gold and Tetlin entered into Amendment No 6 to the Mineral Lease where Tetlin elected to exercise the Buyback Option (as defined in the Mineral Lease) to increase the Production Royalty rate by 0.75% for $450,000. The Tetlin payment of the Buyback Option will be satisfied as a reduction against future Production Royalty payments made to Tetlin.

The Mineral Lease requires the payment of an Advance Minimum Royalty on the anniversary date of the Mineral Lease which is July 15th until commercial production is achieved. Payments are calculated at $75,000 multiplied by the percentage increase of the Consumer Price Index on January 1, 2012, versus January 1 of the current year as published in the U.S. Bureau of Consumer Statistics. The payment amounts for 2021 and 2020 were $86,557 and $ 85,362, respectively, and are included within Exploration Expense on the statement of operations.

PEAK GOLD, LLC

Notes to Financial Statements

10. Transition Period Comparative Data (unaudited)

Under the terms of the LLC Agreement Peak Gold changed its fiscal year from June 30 to December 31, effective December 31, 2020. As a result of this change, the financial statements include the financial results for the six-month transition period from July 1, 2020 to December 31, 2020. The following tables present certain comparative transition period financial information for six months ended December 31, 2020, and 2019.

	For the Six Months Ended
	December 31, 2020	December 31, 2019
Operating Expenses
Field Program- Drilling, Testing and Support	$1,542,183	$1,587,960
Environmental and Permitting	607,337	487,192
Manager and Affiliate Employee Labor	491,109	657,379
General and Overhead	323,682	1,060,129
Community Relations	207,711	155,248
Engineering Studies	185,687	188,203
Administrative Charge	162,936	206,805
Depreciation, Depletion and Amortization Expense	12,928	3,833
Total Operating Expenses	3,533,573	4,346,749

Net Loss	$(3,533,573)	$(4,346,749)

	For The Six Months Ended
	December 31, 2020	December 31, 2019
Cash flows from operating activities:
Net loss	$(3,533,573)	$(4,346,749)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization expense	12,928	3,833

Changes in assets and liabilities:
Prepaid expenses and other assets	3,135	(22,023)
Accounts payable and accrued liabilities	562,922	(630,067)
Accounts payable-Manager and Affiliates	441,203	215,502
Net cash used in operating activities	(2,513,385)	(4,779,504)

Cash flows from investing activities:
Additions to Plant, Property and Equipment	(47,533)	(54,416)
Net cash used in investing activities	(47,533)	(54,416)

Cash flows from financing activities:
Member equity contributions	4,157,841	4,500,000
Net cash provided by financing activities	4,157,841	4,500,000

Net increase (decrease) in cash and cash equivalents	1,596,923	(333,920)
Cash and cash equivalents at beginning of period	492,631	473,056
Cash and cash equivalents at end of period	$2,089,554	$139,136

Supplemental Disclosure of Cash Flow Information
Non Cash Investing and financiang activities
Asset Retirement Obligation	$385,518	$-

PEAK GOLD, LLC

Notes to Financial Statements

11.         Subsequent Events

The Company has evaluated subsequent events through July 1, 2022, the date these financial statements were available to be issued. There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction, or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Company, in future fiscal years, other than as disclosed in these financial statements and notes.